UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                                (Amendment No. 1)

                         Ambassadors International Inc.
                         ------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    23178106
                                    --------
                                 (CUSIP Number)


                                February 25, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------                                           -------------------
CUSIP No. 23178106                   13G                     Page 2 of 7 Pages
------------------                                           -------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Spencer Capital Management, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             570,951
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            570,951
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           570,951
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           HC
---------- ---------------------------------------------------------------------

------------------                                           -------------------
CUSIP No. 23178106                   13G                     Page 3 of 7 Pages
------------------                                           -------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Kenneth Shubin Stein, MD, CFA
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             570,951
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            570,951
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           570,951
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

Explanatory Note
----------------

     This statement on Schedule 13G is filed to amend and restate the Schedule 13G filed on February 14, 2008 (the "Original 13G") by the filers named herein. On February 25, 2008, SCM (as defined below) submitted its withdrawal from registration as an investment advisor under the Investment Advisors Act of 1940, as amended. As a result, this Schedule 13G is filed pursuant to Rule 13d-1(c), instead of Rule 13d-1(b), under which the Original 13G was filed.

Item 1(a).     Name of Issuer.

     The name of the issuer is Ambassadors International Inc., a corporation formed under the laws of the State of Delaware (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The Company's principal executive offices are located at 1071 Camelback Street Newport Beach, CA 92660.

Item 2(a).     Name of Person Filing.

     This Schedule 13G is filed by:

     (i) Spencer Capital Management, LLC, a Delaware limited liability company ("SCM"). SCM is an investment management firm and is the investment adviser to certain investment funds and managed accounts (the "Funds").

     (ii) Kenneth H. Shubin Stein, MD, CFA, is the controlling person of, and a portfolio manager for, several investment funds and managed accounts, including the Funds.

     SCM and Dr. Shubin Stein are hereinafter sometimes referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence.

     The address of the principal business office of SCM and Dr. Shubin Stein is 1995 Broadway, Suite 1801, New York, NY 10023.

Item 2(c).     Citizenship.

     SCM is organized as a limited liability company under the laws of the State of Delaware. Dr. Shubin Stein is a United States citizen.

Item 2(d).     Title of Class of Securities.

     Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e).     CUSIP Number.

     CUSIP number of the Company is 23178106.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               A. [ ] Broker or dealer registered under Section 15 of the Act,
               B. [ ] Bank as defined in Section 3(a)(6) of the Act,
               C. [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act,
               D. [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8),
               E. [ ] An investment adviser in accordance with
                      ss.240.13d-1(b)(1)(ii)(E);
               F. [ ] Employee Benefit Plan or Endowment Fund in accordance with
                      13d-1 (b)(1)(ii)(F),
               G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
               H. [ ] Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,
               I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
               J. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

     The Reporting Persons have acquired shares of Common Stock issued by the Company. The beneficial ownership of Common Stock by the Reporting Persons, as of February 13, 2008, is as follows:

  A. Spencer Capital Management, LLC
     -------------------------------
     (a) Amount beneficially owned: 570,951
     (b) Percent of class: The Shares represent 5.3% of the 10,823,655 shares of Common Stock outstanding as of November 1, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 570,951
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 570,951

  B. Kenneth H. Shubin Stein, MD, CFA
     --------------------------------
     (a) Amount beneficially owned: 570,951
     (b) Percent of class: The Shares represent 5.3% of the 10,823,655 shares of Common Stock outstanding as of November 1, 2007, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 570,951
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 570,951

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.       Certification.

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 27, 2008



                                   SPENCER CAPITAL MANAGEMENT, LLC



                                   By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member






                                   /s/ Kenneth H. Shubin Stein, MD, CFA
                                   ---------------------------------------------
                                   Kenneth H. Shubin Stein, MD, CFA
























               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G
                 WITH RESPECT TO AMBASSADORS INTERNATIONAL INC.]